[redacted]

08026969

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31907

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VISUN SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 N. Patrick Blvd, Suite 190
(No. and Street)

Brookfield (City) WI (State) 53045 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Vish R. Naik (262) 879-0012
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dalin, Wayne
(Name – *if individual, state last, first, middle name*)

2323 N. Mayfair Road, Ste 420 (Address) Wauwatosa (City) WI (State) 53226 (Zip Code)

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

Securities and Exchange Commission
RECEIVED
FEB 27 2008
Office of Compliance Inspection and Examinations

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Vish R. Naik, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Visun Securities Corporation, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Vish R. Naik
Signature

President
Title

Elizabeth Adamski
Notary Public
Commission expires on 3-2-11

NOTARY PUBLIC ELIZABETH ADAMSKI STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Visun Securities Corporation

Financial Statements and Auditor's Report

December 31, 2007

Dalin Lindseth & Co., S.C.
Certified Public Accountants

Heritage House at Mayfair
2323 N. Mayfair Road, Suite 420
Wauwatosa, Wisconsin 53226

Wayne Dalin, CPA
Jay L. Lindseth, CPA

TELEPHONE
414-771-6464
FAX
414-771-8084
E-MAIL
Dalinlindseth@aol.com

February 9, 2008

To The Board of Directors and Shareholders of
Visun Securities Corporation

In planning and performing our audit of the financial statement of **Visun Securities Corporation** for the year ended December 31, 2007. we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. However, we noted certain matters involving internal control and its operation that we consider to be reportable conditions under standards established by the American Institution of Certified Public Accountants. Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of internal control that, in our judgment, could adversely affect the organization's ability to initiate, record, process, and report financial data consistent with the assertions of management in the financial statements.

Because of the few personnel within the Company, segregation of duties is not possible. Management must make certain that it pays close attention to all transactions.

This is not believed to be a material weakness.

This report is to intend solely for the information and use of **Visun Securities Corporation**, management, and the NASD or other regulatory agencies and is not intended to be used by anyone other than these specified parties

Dalin Lindseth & Co., S.C.

Respecfully Submitted,
Dalin Lindseth & Co., S.C.

VISUN SECURITIES CORPORATION
FINANCIAL STATEMENTS AND AUDITORS'S REPORT

TABLE OF CONTENTS

Dalin Lindseth & Co., S.C.
Certified Public Accountants

Heritage House at Mayfair
2323 N. Mayfair Road, Suite 420
Wauwatosa, Wisconsin 53226

Wayne Dalin, CPA
Jay L. Lindseth, CPA

TELEPHONE
414-771-6464
FAX
414-771-8084
E-MAIL
Dalinlindseth@aol.com

February 9, 2008

To The Board of Directors and Shareholders of
Visun Securities Corporation
Brookfield, Wisconsin

We have audited the accompanying balance sheet of **Visun Securities Corporation** (A Wisconsin Corporation) as of December 31, 2007, and the related statements of income and retained earnings, stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain a reasonable assurance about weather the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred above present fairly, in all material respects, the financial position of **Visun Securities Corporation** as of December 31, 2007, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplemental schedules are presented for the purpose of additional analysis and are required for NASD purpose only. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material aspects in relation to the basic financial statements taken as a whole.

Dalin Lindseth + Co., S.C.

Respectfully Submitted,
Dalin Lindseth & Co., S.C.

VISUN SECURITIES CORPORATION
BALANCE SHEET
(With the auditor's report of February 9, 2008)
As of DECEMBER 31, 2007

ASSETS

Cash and temporary investments		$ 20,189
Commissions receivable		34,503
Security Deposit		1,320
Investment – Market (Note 5)		39,351
Total Current Assets		95,363
Property and equipment, at cost		
Less accumulated depreciation		$ 40,132
		(36,806)
		3,326
Total Assets		$ 98,689

LIABILITIES AND STOCKHOLDER'S EQUITY

Payroll taxes payable	$ 1,782
Commissions payable	7,617
Accrued expenses	2,618
Accrued Income Tax Payable	4,518
Total Current Liabilities	16,535
Subordinated loan (Note 2)	25,000
Total Liabilities	41,535
Common stock – 10,000 shares authorized issued and outstanding, no par value	10,000
Unrealized gain (Note 5)	101
Retained earnings	47,053
Total Stockholder's Equity	57,154
Total Liabilities and Stockholder's Equity	$ 98,689

The accompanying notes are an integral part of these financial statements.

VISUN SECURITIES CORPORATION
STATEMENT OF INCOME AND RETAIND EARNINGS
(With the auditor's report of February 9, 2008)
FOR THE YEAR ENDED DECEMBER 31, 2007

INCOME	
Commission income	$ 493,591
Investment income	19,016
Miscellaneous Income	35,029
Total Income	547,636
EXPENSES	
Depreciation	1,161
Insurance	964
Interest	2,315
Licenses	3,280
Rent	14,158
Payroll Taxes	8,367
Property Taxes	68
Telephone and office	3,801
Wages	132,600
Travel and Entertainment	3,631
Commissions paid	332,093
Legal and accounting	7,845
Dues and publications	2,566
Total Expenses	512,849
Net Income (Loss) Before Provision for Income Taxes	34,787
Provision for income taxes (Note 3)	4,453
Net Income (Loss)	30,334
Retained earnings, December 31, 2006	16,719
Retained earnings, December 31, 2007	$ 47,053

The accompanying notes are an integral part of these financial statements.

VISUN SECURITIES CORPORATION
STATEMENT OF STOCKHOLDER'S EQUITY
(With the auditor's report of February 9, 2008)
FOR THE YEAR ENDED DECEMBER 31, 2007

Stockholder's Equity, December 31, 2006	$39,363
Increase (decrease)-in value of investments	(12,543)
Increase (decrease) – net income	30,334
Stockholder's Equity, December 31, 2007	$ 57,154

The accompanying notes are an integral part of these financial statements.

VISUN SECURITIES CORPORATION
STATEMENT OF CASH FLOWS
(With the auditor's report of February 9, 2008)
FOR THE YEAR ENDED DECEMEBR 31, 2007

Cash Flows from Operating Activities	
Net income	$ 30,334
Adjustments to reconcile net income to	
Net cash provided by Operating Activities-	
Depreciation	1,160
(Increase) decrease in Commissions Receivable	4,430
(Increase) in Accrued Expenses	5,241
Increase (decrease) in Payroll Taxes Payable	(4,604)
Increase (decrease) in Commissions Payable	(7,664)
Increase (decrease) in Prepaid Taxes	1,434
Net Cash Flow from Operating Activities	(3)
Cash Flow Investing Activities-	
Purchase of Investments	(5,482)
Purchase of Furniture and Equipment	(2,837)
Net Cash Flow from Investing Activities	(8,319)
Net Cash Flow from Financing Activities	
Decrease in Unrealized Gains	(12,543)
Net Increase (Decrease) in Cash	9,469
Cash and temporary investments, December 31, 2006	10,720
Cash and temporary investments, December 31, 2007	$ 20,189
Supplemental disclosures of cash flow information-	
Cash paid for interest	$ 2,315
Income taxes paid	$ 4,518

The accompanying notes are an integral part of these financial statements.

VISUN SECURITIES CORPORATION
NOTES TO FINACIAL STATEMENTS
(With the auditor's report of February 9, 2008)
DECEMBER 31, 2007

Summary of Significant Accounting Policies

Visun Securities Corporation operates as a securities firm in Southeastern Wisconsin. The National Association of Securities Dealers (NASD), the Securities and Exchange Commission (SEC), and various other federal and state agencies regulate it.

Depreciation – Depreciation of equipment is recorded using the modified cost recovery Method (MACRS) for both financial reporting and tax purposes. Asset lives vary from five to ten years.

Cash and temporary investments- The Company considers all highly liquid debt instruments with maturity of three months or less and its mutual funds to be cash and temporary investments. Temporary losses or gains due to market fluctuations are shown as an adjustment to stockholders equity.

Note 1- Minimum Capital Requirements

As a broker- dealer regulated by the NASD, the Company is required to maintain certain minimum capital levels. At all times during 2007, the Company exceeded the minimum capital required.

Note 2- Subordinated Loan

The Company has a loan payable to its officer and sole stockholder. It carries an interest rate of 9% is due December 31, 2010, and is subordinated to all creditors.

Note 3- Income Taxes

As of December 31, 2007, the Company recorded a provision for income taxes payable based on statutory tax rates. There were no significant differences between financial and tax reporting.

Note 4- Lease Obligations

The Company leased certain office space on Patrick Boulevard in Brookfield in 2006 Monthly rent paid was $1,346.19; however, as per a written agreement, Asset Builders Corporation, subleased space and compensated the Company.

The accompanying notes are an integral part of these financial statements.

Note 5- Investments

The company purchased marketable securities in 2007 for $39,250.66. The fair market value of these securities at December 31, 2007 was $39,351.25, resulting in an unrealized gain of $100.59.

The accompanying notes are an integral part of these financial statements.

VISUN SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

VISUN SECURITIES CORPORATION
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS
(With the auditor's report of February 9, 2008)
FOR THE YEAR ENDED DECEMBER 31, 2007

Subordinated loan, December 31, 2006	$ 25,000
Increases (decreases)	0
Subordinated loan, December 31, 2007	$ 25,000

The accompanying notes are an integral part of these financial statements.

VISUN SECURITIES CORPORATION
COMPUTATION OF NET CAPITAL
(With the auditor's report of February 9, 2008)
AS OF DECEMBER 31, 2007

Total stockholder's equity	$57,154
DEDUCT:	
Equity not allowable	0
Total Stockholder's Equity Qualified for Net Capital	57,154
ADD:	
Liabilities subordinated to claims of General creditors allowable in computation of net capital	25,000
Total	82,154
Less nonallowable assets	(30,188)
Less haircuts on securities	(2,888)
Net Capital	$ 49,078

The accompanying notes are an integral part of these financial statements.

VISUN SECURITIES CORPORATION
STATEMENT OF DETERMINATION OF RESERVE REQUIREMENTS
(With the auditor's report of February 9, 2008)
AS OF DECEMBER 31, 2007

Minimum net capital required	$ 1,102
Minimum dollar net capital requirement of reporting broker	5,000
Net capital requirement	5,000
Excess Net Capital	$ 44,078
Net Capital	49,078
Computation of Aggregate Indebtedness	
Total of Aggregate Indebtedness	$ 16,535
Percentage of Aggregate Indebtedness to Net Capital	34

The accompanying notes are an integral part of these financial statements.

RECONCILIATION BETWEEN AUDITED BALANCE SHEET AND UNAUDITED STATEMENT OF FINANCIAL CONDITION (With the auditor's report of February 9, 2008) AS OF DECEMBER 31, 2007

Total liabilities and capital per Unaudited Statement	$ 98,689
Treatment of federal income taxes paid during	-
Total Liabilities and Equity per Audited Statement	$ 98,689

END

The accompanying notes are an integral part of these financial statements.